SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 16 December 2022

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Transaction in Own Shares dated 05 December 2022
99.2	Transaction in Own Shares dated 06 December 2022
99.3	Transaction in Own Shares dated 07 December 2022
99.4	Transaction in Own Shares dated 08 December 2022
99.5	Transaction in Own Shares dated 09 December 2022
99.6	Transaction in Own Shares dated 12 December 2022
99.7	Transaction in Own Shares dated 13 December 2022
99.8	Transaction in Own Shares dated 14 December 2022
99.9	Transaction in Own Shares dated 15 December 2022
99.10	Transaction in Own Shares dated 16 December 2022

Exhibit No: 99.1

05 December 2022

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 02 December 2022 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 6 May 2022 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 09 August 2022, as announced on 09 August 2022.

Date of purchase:	02 December 2022

Aggregate number of ordinary shares purchased:	20,000

Lowest price paid per share:	£ 48.0000

Highest price paid per share:	£ 48.5200

Average price paid per share:	£ 48.2108

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 175,269,430 ordinary shares in issue (excluding 8,156,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.
http://www.rns-pdf.londonstockexchange.com/rns/5114I_1-2022-12-2.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720);
                                Joe Simpson (+44 (0)7976 862 072)
Media Relations: Amy Shields (+44 (0)7881 035 550); Dan Winter (+44 (0)7423 793 352)

Schedule of Purchases

Shares purchased: 20,000 (ISIN: GB00BHJYC057)

Date of purchases: 02 December 2022

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	20,000
Highest price paid (per ordinary share)	£ 48.5200
Lowest price paid (per ordinary share)	£ 48.0000
Volume weighted average price paid(per ordinary share)	£ 48.2108

Exhibit No: 99.2

06 December 2022

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 05 December 2022 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 6 May 2022 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 09 August 2022, as announced on 09 August 2022.

Date of purchase:	05 December 2022

Aggregate number of ordinary shares purchased:	19,943

Lowest price paid per share:	£ 47.5000

Highest price paid per share:	£ 48.0500

Average price paid per share:	£ 47.8188

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 175,249,487 ordinary shares in issue (excluding 8,156,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.
http://www.rns-pdf.londonstockexchange.com/rns/6751I_1-2022-12-5.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720);
                               Joe Simpson (+44 (0)7976 862 072)
Media Relations: Amy Shields (+44 (0)7881 035 550); Dan Winter (+44 (0)7423 793 352)

Schedule of Purchases

Shares purchased: 19,943 (ISIN: GB00BHJYC057)

Date of purchases: 05 December 2022

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	19,943
Highest price paid (per ordinary share)	£ 48.0500
Lowest price paid (per ordinary share)	£ 47.5000
Volume weighted average price paid(per ordinary share)	£ 47.8188

Exhibit No: 99.3

07 December 2022

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 06 December 2022 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 6 May 2022 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 09 August 2022, as announced on 09 August 2022.

Date of purchase:	06 December 2022

Aggregate number of ordinary shares purchased:	20,000

Lowest price paid per share:	£ 47.4400

Highest price paid per share:	£ 47.8600

Average price paid per share:	£ 47.6037

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 175,229,487 ordinary shares in issue (excluding 8,156,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.
http://www.rns-pdf.londonstockexchange.com/rns/8266I_1-2022-12-6.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720);
                               Joe Simpson (+44 (0)7976 862 072)
Media Relations: Amy Shields (+44 (0)7881 035 550); Dan Winter (+44 (0)7423 793 352)

Schedule of Purchases

Shares purchased: 20,000 (ISIN: GB00BHJYC057)

Date of purchases: 06 December 2022

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	20,000
Highest price paid (per ordinary share)	£ 47.8600
Lowest price paid (per ordinary share)	£ 47.4400
Volume weighted average price paid(per ordinary share)	£ 47.6037

Exhibit No: 99.4

08 December 2022

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 07 December 2022 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 6 May 2022 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 09 August 2022, as announced on 09 August 2022.

Date of purchase:	07 December 2022

Aggregate number of ordinary shares purchased:	20,000

Lowest price paid per share:	£ 47.8100

Highest price paid per share:	£ 48.2800

Average price paid per share:	£ 48.0460

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 175,209,487 ordinary shares in issue (excluding 8,156,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.
http://www.rns-pdf.londonstockexchange.com/rns/9828I_1-2022-12-7.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720);
                                Joe Simpson (+44 (0)7976 862 072)
Media Relations: Amy Shields (+44 (0)7881 035 550); Dan Winter (+44 (0)7423 793 352)

Schedule of Purchases

Shares purchased: 20,000 (ISIN: GB00BHJYC057)

Date of purchases: 07 December 2022

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	20,000
Highest price paid (per ordinary share)	£ 48.2800
Lowest price paid (per ordinary share)	£ 47.8100
Volume weighted average price paid(per ordinary share)	£ 48.0460

Exhibit No: 99.5

09 December 2022

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 08 December 2022 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 6 May 2022 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 09 August 2022, as announced on 09 August 2022.

Date of purchase:	08 December 2022

Aggregate number of ordinary shares purchased:	19,829

Lowest price paid per share:	£ 47.6700

Highest price paid per share:	£ 48.1900

Average price paid per share:	£ 47.9751

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 175,189,658 ordinary shares in issue (excluding 8,156,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.
http://www.rns-pdf.londonstockexchange.com/rns/1372J_1-2022-12-8.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720);
                                Joe Simpson (+44 (0)7976 862 072)
Media Relations: Amy Shields (+44 (0)7881 035 550); Dan Winter (+44 (0)7423 793 352)

Schedule of Purchases

Shares purchased: 19,829 (ISIN: GB00BHJYC057)

Date of purchases: 08 December 2022

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	19,829
Highest price paid (per ordinary share)	£ 48.1900
Lowest price paid (per ordinary share)	£ 47.6700
Volume weighted average price paid(per ordinary share)	£ 47.9751

Exhibit No: 99.6

12 December 2022

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 09 December 2022 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 6 May 2022 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 09 August 2022, as announced on 09 August 2022.

Date of purchase:	09 December 2022

Aggregate number of ordinary shares purchased:	20,000

Lowest price paid per share:	£ 49.0000

Highest price paid per share:	£ 49.9200

Average price paid per share:	£ 49.6146

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 175,169,658 ordinary shares in issue (excluding 8,156,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.
http://www.rns-pdf.londonstockexchange.com/rns/2870J_1-2022-12-9.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720);
                                Joe Simpson (+44 (0)7976 862 072)
Media Relations: Amy Shields (+44 (0)7881 035 550); Dan Winter (+44 (0)7423 793 352)

Schedule of Purchases

Shares purchased: 20,000 (ISIN: GB00BHJYC057)

Date of purchases: 09 December 2022

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	20,000
Highest price paid (per ordinary share)	£ 49.9200
Lowest price paid (per ordinary share)	£ 49.0000
Volume weighted average price paid(per ordinary share)	£ 49.6146

Exhibit No: 99.7

13 December 2022

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 12 December 2022 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 6 May 2022 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 09 August 2022, as announced on 09 August 2022.

Date of purchase:	12 December 2022

Aggregate number of ordinary shares purchased:	19,952

Lowest price paid per share:	£ 49.1700

Highest price paid per share:	£ 49.6600

Average price paid per share:	£ 49.3466

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 175,149,706 ordinary shares in issue (excluding 8,156,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.
http://www.rns-pdf.londonstockexchange.com/rns/4482J_1-2022-12-12.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720);
                               Joe Simpson (+44 (0)7976 862 072)
Media Relations: Amy Shields (+44 (0)7881 035 550); Dan Winter (+44 (0)7423 793 352)

Schedule of Purchases

Shares purchased: 19,952 (ISIN: GB00BHJYC057)

Date of purchases: 12 December 2022

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	19,952
Highest price paid (per ordinary share)	£ 49.6600
Lowest price paid (per ordinary share)	£ 49.1700
Volume weighted average price paid(per ordinary share)	£ 49.3466

Exhibit No: 99.8

14 December 2022

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 13 December 2022 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 6 May 2022 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 09 August 2022, as announced on 09 August 2022.

Date of purchase:	13 December 2022

Aggregate number of ordinary shares purchased:	20,000

Lowest price paid per share:	£ 49.4400

Highest price paid per share:	£ 50.2400

Average price paid per share:	£ 49.8153

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 175,129,706 ordinary shares in issue (excluding 8,156,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.
http://www.rns-pdf.londonstockexchange.com/rns/6066J_1-2022-12-13.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720);
                            Joe Simpson (+44 (0)7976 862 072)
Media Relations: Amy Shields (+44 (0)7881 035 550); Dan Winter (+44 (0)7423 793 352)

Schedule of Purchases

Shares purchased: 20,000 (ISIN: GB00BHJYC057)

Date of purchases: 13 December 2022

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	20,000
Highest price paid (per ordinary share)	£ 50.2400
Lowest price paid (per ordinary share)	£ 49.4400
Volume weighted average price paid(per ordinary share)	£ 49.8153

Exhibit No: 99.9

15 December 2022

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 14 December 2022 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 6 May 2022 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 09 August 2022, as announced on 09 August 2022.

Date of purchase:	14 December 2022

Aggregate number of ordinary shares purchased:	20,000

Lowest price paid per share:	£ 49.2100

Highest price paid per share:	£ 49.7600

Average price paid per share:	£ 49.4224

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 175,109,706 ordinary shares in issue (excluding 8,156,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.
http://www.rns-pdf.londonstockexchange.com/rns/7610J_1-2022-12-14.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720);
                               Joe Simpson (+44 (0)7976 862 072)
Media Relations: Amy Shields (+44 (0)7881 035 550); Dan Winter (+44 (0)7423 793 352)

Schedule of Purchases

Shares purchased: 20,000 (ISIN: GB00BHJYC057)

Date of purchases: 14 December 2022

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	20,000
Highest price paid (per ordinary share)	£ 49.7600
Lowest price paid (per ordinary share)	£ 49.2100
Volume weighted average price paid(per ordinary share)	£ 49.4224

Exhibit No: 99.10

16 December 2022

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 15 December 2022 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 6 May 2022 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 09 August 2022, as announced on 09 August 2022.

Date of purchase:	15 December 2022

Aggregate number of ordinary shares purchased:	20,000

Lowest price paid per share:	£ 48.4900

Highest price paid per share:	£ 49.2000

Average price paid per share:	£ 48.8215

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 175,089,706 ordinary shares in issue (excluding 8,156,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.
http://www.rns-pdf.londonstockexchange.com/rns/9164J_1-2022-12-15.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720);
                               Joe Simpson (+44 (0)7976 862 072)
Media Relations: Amy Shields (+44 (0)7881 035 550); Dan Winter (+44 (0)7423 793 352)

Schedule of Purchases

Shares purchased: 20,000 (ISIN: GB00BHJYC057)

Date of purchases: 15 December 2022

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	20,000
Highest price paid (per ordinary share)	£ 49.2000
Lowest price paid (per ordinary share)	£ 48.4900
Volume weighted average price paid(per ordinary share)	£ 48.8215

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Lindsay
Name:	C. LINDSAY
Title:	ASSISTANT COMPANY SECRETARY

Date:	16 December 2022